Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement 333-124590 on Form S-8 of our report dated March 13, 2007, relating to the financial statements and financial statement schedules of Commercial Vehicle Group, Inc. and subsidiaries (the “Company”) (which report expressed an unqualified opinion and included an explanatory paragraph relating to the Company’s changes in its method of accounting for defined benefit pension and other post-retirement benefit plans and share-based compensation in 2006), and management’s report on the effectiveness of internal control over financial reporting appearing in and incorporated by reference in the Annual Report on Form 10-K of Commercial Vehicle Group, Inc. and subsidiaries for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 3, 2007